Mela Artisans Inc.
(a Delaware Corporation)

Reviewed Financial Statements
As of the years ended December 31, 2023
and December 31, 2022

Reviewed by:



Alice.CPA LLC
A New Jersey CPA Company

Financial Statements

Mela Artisans Inc.

Table of Contents





Alice CPA

Independent Accountant's Review Report

April 24, 2024
To: Board of Directors of Mela Artisans Inc.
Attn: Navroze Mehta, CEO
Re: 2023-2022 Financial Statement Review – Mela Artisans Inc.

Financial Review of the Financial Statements

We have reviewed the accompanying financial statements of Mela Artisans Inc. (the "Company"), which comprise the balance sheet as of December 31, 2023 and December 31, 2022 and the related statements of income, equity, and cash flows for the period of January 1, 2021 through December 31, 2022, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements of Mela Artisans Inc. for them to be in accordance with accounting principles generally accepted in the United States of America.

Sincerely,

Alice·CPA LLC

Alice.CPA LLC
Robbinsville, New Jersey
April 24, 2024







229 Park Ave S, Suite 70037
New York, New York 10003-1502

Info@Alice.CPA

Mela Artisans, Inc.
BALANCE SHEETS
December 31, 2023 and 2022
(Unaudited)

ASSETS		2023		2022
Current Assets				
Cash and cash equivalents	$	2,676	$	38,606
Accounts receivable		618,436		181,975
Inventory		1,050,495		828,590
Prepaid expenses		92,780		82,122
Total Current Assets		1,764,386		1,131,293
Property and Equipment				
Furniture and Equipment		48,455		196,985
Leasehold Improvements		23,520		31,428
Accumulated depreciation and amortization		(67,373)		(222,797)
Net Property and Equipment		4,602		5,616
Other Assets				
Intangibles, net		6,663		9,368
Deposits		7,364		7,364
Total Other Assets		14,027		16,732
Total Assets	$	1,783,016	$	1,153,641

The accompanying footnotes are an integral part of these financial statements.

Continued on the next page

Mela Artisans, Inc.
BALANCE SHEETS (CONTINUED)
December 31, 2023 and 2022
(Unaudited)

	2023	2022
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Accounts payable	$ 2,863,397	$ 2,179,386
Accrued expenses	156,959	132,818
Deferred revenue	11,421	2,117
Line of credit	425,676	170,740
Accrued interest	916,727	862,621
Current portion of notes payable	1,589,921	1,745,789
Total Current Liabilities	5,964,102	5,093,471
Long-Term Liabilities		
Notes payable, net of current portion	1,910,865	3,202,147
Convertible notes	4,003,107	1,532,958
Due to shareholder	208,997	176,354
Total Long-Term Liabilities	6,122,969	4,911,459
Total Liabilities	12,087,071	10,004,930
Stockholders' deficit		
Series A-1 convertible preferred stock, $0.001 par value	400	400
Series A-2 convertible preferred stock, $0.001 par value	216	216
Series A-3 convertible preferred stock, $0.001 par value	539	539
Series B convertible preferred stock, $0.001 par value	1,477	1,477
Series B-1 convertible preferred stock, $0.001 par value	2,971	2,971
Series B-2 convertible preferred stock, $0.001 par value	3,975	3,975
Series B-3 convertible preferred stock, $0.001 par value	1,485	-
Common stock, $0.001 par value	3,149	3,149
Additional paid-in capital	13,530,408	11,821,848
Accumulated Deficit	(23,848,675)	(20,685,863)
Total Stockholders' Deficit	(10,304,055)	(8,851,289)
Total Liabilities and Stockholders' Deficit	$ 1,783,016	$ 1,153,641

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
STATEMENTS OF OPERATIONS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Revenues, net	$ 3,203,108	$ 4,207,771
Cost of goods sold	2,057,029	2,685,118
Gross profit	1,146,079	1,522,653
Operating expenses		
Advertising	236,599	344,532
Merchandising	36,063	140,221
E-commerce	1,026,120	947,043
Sales and marketing	278,877	206,553
General and administrative	1,750,968	2,320,536
Depreciation and amortization	6,071	5,885
Total operating expenses	3,334,697	3,964,769
Other (income) expense		
Interest expense	872,765	894,539
Stock based compensation	54,168	96,972
Inventory impairment	73,789	476,843
Other income	(10,780)	(17,386)
Total other (income) expense	971,942	1,450,968
Net loss before taxes	(3,178,560)	(3,893,084)
Tax expense (benefit)	2,251	2,104
Net Loss	$ (3,180,811)	$ (3,895,188)

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	Preferred Convertible Stock (see additional detail in below Table A) Value ($ par)	Common Stock Value ($ par)	Additional Paid in Capital	Accumulated Deficit	Total Stockholders' Deficit
Balance as of December 31, 2021	$ 9,578	$ 3,149	$ 11,724,875	$ (16,790,676)	$ (5,053,074)
Stock based compensation	-	-	96,972	-	96,972
Net loss		-	-	(3,895,188)	(3,895,188)
Balance as of December 31, 2022	9,578	3,149	11,821,848	(20,685,863)	(8,851,289)
Stock based compensation	-	-	54,168	-	54,168
Issuance of series B-3 preferred stock	1,485	-	1,654,392	-	1,655,877
Net loss	-	-	-	(3,180,811)	(3,180,811)
Balance as of December 31, 2023	$ 11,063	$ 3,149	$ 13,530,408	$ (23,866,675)	$ (10,322,055)

Table A -- Preferred Stock Detail

	A-1 Value ($ par)	A-2 Value ($ par)	A-3 Value ($ par)	B Value ($ par)	B-1 Value ($ par)	B-2 Value ($ par)	Series B-3 Value ($ par)	Par Value Total
Balance as of December 31, 2021	$ 400	$ 216	$ 539	$ 1,477	$ 2,971	$ 3,975	$ -	$ 9,578
No activity	-	-	-	-	-	-	-	-
Balance as of December 31, 2022	400	216	539	1,477	2,971	3,975	-	9,578
Issuance of series B-3 preferred stock	-	-	-	-	-	-	1,485	1,485
Balance as of December 31, 2023	$ 400	$ 216	$ 539	$ 1,477	$ 2,971	$ 3,975	$ 1,485	$ 11,063

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31, 2023 and 2022
(Unaudited)

	2023	2022
Cash Flows from Operating Activities		
Net Income (Loss)	$ (3,180,811)	$ (3,895,188)
Adjustments to reconcile net income (loss) to net cash provided by operations:		
Depreciation and amortization	6,071	5,885
Accrued interest	72,106	529,528
Stock based compensation	54,168	96,972
Changes in operating assets and liabilities:		
Accounts receivable	(436,461)	104,724
Inventory	(221,905)	27,368
Prepaids	(10,658)	78,712
Accounts payable	684,012	884,152
Accrued expenses	24,141	77,296
Deferred revenue	9,304	(2,939)
Net cash provided by (used in) operating activities	(3,000,033)	(2,093,490)
Cash Flows from Investing Activities		
Purchase of furniture and equipment	-	(1,636)
Purchase of intangibles	-	(5,370)
Net cash used in investing activities	-	(7,006)
Cash Flows from Financing Activities		
Net borrowings on line of credit	254,936	49,395
Net borrowings on notes payable	206,375	666,649
Issuance of Convertible notes	2,470,149	1,432,958
Advances from shareholder	32,643	(41,615)
Net cash used in financing activities	2,964,103	2,107,387
Net change in cash and cash equivalents	(35,930)	6,891
Cash and cash equivalents at beginning of year	38,605	31,714
Cash and cash equivalents at end of year	$ 2,676	$ 38,605
Supplemental Information		
Interest expense paid	$ 282,139	$ 207,355
Income taxes paid	$ 2,251	$ 2,104

The accompanying footnotes are an integral part of these financial statements.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Note 1 – Organization and Nature of Business

Mela Artisans, Inc., a Delaware Corporation (the "Company"), a design driven affordable luxury impact brand (www.melaartisans.com) that sources 100% of its handcrafted products from artisans in India. They sell to both US retailers from luxury boutiques to value retailers and also on marketplaces like Amazon, Target, Walmart and Faire.

The Company was originally formed as Limited Liability Company on October 8, 2010 under the name Mela Artists, LLC. On February 27, 2013 the Company was converted to a Corporation under the name MyMela, Inc. On February 7, 2014, MyMela, Inc. changed its name to Mela Artisans, Inc.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of the financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents
The Company considers all highly liquid short-term investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, the Company did not have any cash equivalents.

Accounts Receivable and Allowance for Doubtful Accounts
Accounts receivable consist of trade receivables recorded at original invoice amount less an estimated allowance for uncollectable accounts. Trade credit is generally extended on a short-term basis; thus trade receivables do not bear interest, although a finance charge may be applied to receivables that are past due. Trade receivables are periodically evaluated for collectability based on past credit history with customers and their current financial condition. Changes in the estimated collectability of trade receivables that are deemed uncollectible are recorded against the allowance and the estimate is revised accordingly. The Company does not require collateral for trade receivables.

Sales of Accounts Receivable
The Company has entered into an agreement to sell with recourse ("Factor") on a continuous basis its eligible accounts receivable to a financial institution. The financial institution retains a portion of the proceeds as reserves, which are released to the Company as the factored receivables are collected. The Factor transactions are accounted for by the Company as secured financings.

Inventory
Inventory is stated at lower of cost, utilizing the weighted average method, or market. The Company's inventory does not expire or become obsolete, therefore, historically the Company has not lost inventory to spoilage. Slow moving inventory is analyzed for market impairment. For the years ended December 31, 2023 and 2022 the Company recognized market impairments on inventory totaling $73,789 and $476,843, respectively.

Prepaid Expenses
The Company capitalizes payments for future goods or services to be expensed over the course of their usefulness. Such assets are expected to be recognized in the next twelve months and thus included in current assets on the balance sheets.

Property and Equipment
Property and equipment are stated at cost less accumulated depreciation. Expenditures for additions and major improvements that significantly extend the useful lives of the assets are capitalized. Expenditures for repairs and maintenance are charged to expense as incurred. Depreciation and amortization are computed using the straight-line method over the estimated economic useful lives of the assets, generally three to five years.

Intangible Assets

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Amortizing intangible assets generally represents the cost of software, website development costs and intellectual property acquired. The Company periodically reviews identifiable intangibles for impairment as events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. If the carrying amounts of the assets exceed their respective fair values, additional impairment tests are performed to measure the amount of the impairment loss, if any.

Long-Lived Assets
Management periodically reviews long-lived assets, consisting primarily of property and equipment with finite lives, for impairment. In analyzing potential impairment, management uses projections of future undiscounted cash flows from the assets. These projections are based on management's view of growth rates for the related business, anticipated future economic conditions. If the undiscounted cash flows indicate impairment, management would estimate fair value. Estimate fair values would take into account appropriate discounts of the cash flows for risk or other estimates of fair value. Management believes that these estimates are consistent with assumptions that marketplace participants would use in their estimates of fair value. There was no impairment of long-lived assets with definite lives in 2023 and 2022.

Security Deposits
The Company has paid security deposits in total of $7,364 as of December 31, 2023 and 2022, for office space leased. These deposits are refundable to the Company upon expiration of the lease.

Compensated Absences
The Company's policy is to recognize costs for sick time and personal time off when paid. As such no accrual has been made in the accompanying financial statements.

Revenue Recognition
The Company recognizes revenue in accordance with ASC 606, *Revenue from Contracts with Customers* (Topic 606). Revenue is recognized when a customer obtains control of promised goods or services. In addition, the standard requires disclosure of the nature, amount, timing, and uncertainty of revenue and cash flows arising from contracts with customers. The amount of revenue that is recorded reflects the consideration that the company expects to receive in exchange for those goods or services.

The Company applies the following five-step model in order to determine this amount:
  i.   Identification of the promised goods in the contract;
  ii.   Determination of whether the promised goods are performance obligations, including whether they are distinct in the context of the contract;
  iii. Measurement of the transaction price, including the constraint of variable consideration;
  iv.   Allocation of the transaction price of the performance obligations; and
  v.   Recognition of revenue when (or as) the Company satisfies each performance obligation.

The Company only applies the five-step model to contracts when it is probable the entity will collect the consideration it is entitled to in exchange for the goods and services it transfers to the customer. Once a contract is determined to be within the scope of Topic 606 at contract inception, the Company reviews the contract to determine which performance obligations the Company must deliver and which of these performance obligations are distinct. The Company recognizes as revenues the amount of the transaction price that is allocated to the respective performance obligation when the performance obligation is satisfied or as it is satisfied. The Company sources handmade artisanal home decor products from India and sells them to retailers and to final customers through ecommerce channels. The Company's performance obligation is satisfied when the goods have been delivered, which is at a point in time.

Deferred revenue relates to product sales paid, partially or in full, prior to delivery to customers. Deferred revenues are expected to be earned within the next 12 months and therefore recorded as a current liability on the accompanying balance sheet.

Shipping and Handling Costs
Amounts billed to customers for shipping and handling is included as a component of revenue. Amounts paid by the Company for freight charges are included as a component of cost of revenues.

Advertising

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

The Company expenses advertising costs as they are incurred.

Stock Based Compensation
The Company accounts for stock options issued to employees under ASC 718, *Stock Compensation*. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as an item of expense ratably over the employee's requisite vesting period. The Company has elected measurement of stock options at their intrinsic value, instead of their fair value. An option's intrinsic value is defined as the amount by which the fair value of the underlying stock exceeds the exercise price of an option. In certain cases, this means that option compensation granted by the Company may have an intrinsic value of $0.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505, *Equity*. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to expense and credited to additional paid-in capital.

There is not a viable market for the Company's common stock to determine its fair value, therefore management is required to estimate the fair value to be utilized in determining the stock-based compensation costs. In estimating the fair value, management considers recent sales of its common stock to independent qualified investors, placement agents' assessments of the underlying common shares relating to our sale of preferred stock and validation by independent fair value experts. Considerable management judgment is necessary to estimate the fair value. Accordingly, actual results could vary significantly from management's estimates.

Income Taxes
The provision for income taxes is computed using the asset and liability method, under which deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the financial reporting and tax bases of assets and liabilities, and for operating losses and tax credit carryforwards. Deferred tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. The Company records a valuation allowance to reduce deferred tax assets to the amount that is believed more likely than not to be realized.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. The Company has no liabilities for uncertain tax positions at December 31, 2023 and 2022. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Accounting Pronouncements Adopted in 2022
In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which introduced a lessee model that requires the majority of leases to be recognized on the balance sheet. On January 1, 2022, the Company adopted the ASU using the modified retrospective transition approach and elected the transition option to recognize the adjustment in the period of adoption rather than in the earliest period presented. As the Company's leases are month-to-month or de minimis amounts, adoption of the new guidance resulted in no ROU assets and lease liabilities.

As part of the adoption process the Company made the following elections:
- The Company elected the hindsight practical expedient, for all leases.
- The Company elected the package of practical expedients to not reassess prior conclusions related to contracts containing leases, lease classification and initial direct costs for all leases.
- The Company elected to make the accounting policy election for short-term leases resulting in lease payments being recorded as an expense on a straight-line basis over the lease term.

ROU assets and lease liabilities are recognized at commencement date based on the present value of lease payments over the lease term. The Company's leases do not provide an implicit rate. The Company uses the risk-free rate based on the information available at commencement date in determining the present value of lease payments. The Company's leases are all on a short-term rent basis for the years ended December 31, 2023 and 2022.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Date of Management's Review
The financial statements include management's evaluation and consideration of events and transactions that have occurred subsequent to the date of the financial statements through April 24, 2024, the date at which these financial statements were available to be issued.

Note 3 – Liquidity and Going Concern Considerations
The Company's financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company sustained a net loss of approximately $3.2 million for the year ended December 31, 2023 and has an accumulated deficit of approximately $23.9 million and negative working capital of approximately $4.2 million at December 31, 2023. These conditions raise substantial doubt about the Company's ability to continue as a going concern.

The Company is working towards a plan which should enable its ability to grow. During 2024, the Company is in the process of a crowd funding raise of $1.2m and plans to also do an equity raise of up to $5m. The Company has also been successful in securing new major retailers as customers which will start ordering during 2024. Additionally, in Q2 of 2024 the company has implemented cost cutting measures to reduce G&A expenses and increase profitability.

Management believes that the continuation of its current operating performance will provide the opportunity to obtain both short and long-term financing. The accompanying financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note 4 – Accounts Receivable Factoring
In November of 2022, the Company entered in a Factoring and Security Agreement ("Factoring Agreement") with a financial institution to sell and assign qualified accounts receivable. The amount available under the facility is $750,000. The initial term of the Factoring Agreement is one year, but continues for successive one-year terms unless the Company provides forty-five (45) days' notice to the other party of its desire to terminate the Factoring Agreement. The facility provides for funding of 85% of qualified accounts receivable, as defined. There is a one-time tiered fee schedule based on the lead time of ship dates which range from 60 to 150 days with fees of 3.5% to 8.5% charged for each invoice factored.

Proceeds received from sales of factored receivables during 2023 totaled $1,252,025. Factoring expense during 2023 totaled $79,132. Proceeds received from sales of factored receivables during 2022 totaled $2,148,460. Factoring expense during 2022 totaled $24,104.

Note 5 – Intangible Assets
Intangible assets consisted of the following at December 31, 2023:

	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Software	3	$ 28,389	$ 25,704	$ 2,685
Trademarks	15	10,298	6,320	3,978
Total intangible assets		$ 38,687	$ 32,024	$ 6,663

Intangible assets consisted of the following at December 31, 2022:

	Weighted Amortizable Life (Years)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Value
Website development	3	$ 108,334	$ 108,334	$ -0-
Software	3	45,405	40,630	4,775
Trademarks	15	10,298	5,705	4,593
Total intangible assets		$ 164,037	$ 154,669	$ 9,368

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Amortization of intangible assets was $2,705 and $1,809 for the years ended December 31, 2023 and 2022, respectively.

The estimated aggregate amortization expense is as follows:

For the Years Ending December 31,		
2024	$	2,404
2025		1,509
2026		614
2027		614
2028		437
Thereafter		1,085

Note 6 – Lines of Credit

The Company has an annual $50,000 Line of Credit ("LOC") commitment with a financial institution. Interest accrues on amounts drawn at 52.9% per annum. The LOC requires the Company to maintain certain financial and non-financial covenants, as defined by the agreement. At December 31, 2023 and 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022, the outstanding balance was $66,294, and $67,851, respectively.

The Company has an annual $55,000 LOC commitment with a financial institution. Interest accrues on amounts drawn at 39% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2023 and 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022 the outstanding balance was $49,827 and $49,188, respectively.

The Company has received advancements from the CEO to fund operations from time to time. Advances received under the CEO LOC accrue interest monthly at 10%. At December 31, 2023 and 2022 the outstanding balance was $208,997 and $176,354, respectively. Accrued interest totaled $37,935 and $33,154 as of December 31, 2023 and 2022, respectively.

In 2022, the Company has an annual $70,000 LOC commitment with a financial institution. Interest accrues on amounts drawn at 46% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2023, the Company was in compliance with these covenants. At December 31, 2023 and 2022 the outstanding balance was $65,294 and $53,700, respectively.

In 2022, the Company has an annual $305,580 LOC commitment with a financial institution. Interest accrues on amounts drawn at 59% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022, the Company was in compliance with these covenants. At December 31, 2023 and 2022 the outstanding balance was $0 and $232,313, respectively.

In 2023, the Company has an annual $305,580 LOC commitment with a financial institution. Interest accrues on amounts drawn at 59% per annum. The LOC requires the Company to maintain certain non-financial covenants, as defined by the Agreement. At December 31, 2022, the Company was in compliance with these covenants. At December 31, 2023 the outstanding balance was $243,630.

Note 7 – Notes Payable

The Company issued the following notes payable which are outstanding:

Issue Date	Principal Amount	Interest Rate	Due Date	Balance December 31, 2023	Balance December 31, 2022	Related Party
10/6/2021	$ 90,000	15%	12/31/2024	$ 4,266	$ 32,099	X
9/3/2021	$100,000	12%	12/31/2023	$ 0**	$ 92,723	X
11/4/2021	$ 25,000	18%	12/31/2023	$ 0**	$ 25,000	X
11/8/2021	$100,000	18%	12/31/2023	$ 0**	$ 100,000	X
11/8/2021	$ 50,000	18%	12/31/2023	$ 0**	$ 50,000	X
11/8/2021	$ 50,000	18%	12/31/2023	$ 0**	$ 50,000	X

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

2/10/2022	$100,000	18%	2/10/2023	$ 0**	$ 92,332	X
2/10/2022	$ 50,000	18%	2/10/2023	$ 0**	$ 46,166	X
2/10/2022	$ 50,000	18%	2/10/2023	$ 0**	$ 46,166	X
2/10/2022	$ 50,000	18%	2/10/2023	$ 0**	$ 46,166	X
7/12/2022	$500,000	12%	12/31/2023	$ 0**	$ 500,000	X
12/28/2022	$215,000	12%	2/28/2023	$ 0**	$ 215,000	X
8/1/2020	$ 77,203	6%	12/31/2025	$ 77,203	$ 77,203	X
8/1/2020	$ 31,203	6%	7/31/2024	$ 35,886	$ 31,203	X
11/1/2020	$ 59,000	12%	12/31/2024	$ 18,811	$ 32,569	X
8/1/2020	$358,315	6%	7/31/2024	$ 0**	$ 358,315	X
8/1/2020	$ 50,000	12%	7/31/2023	$ 0**	$ 17,569	X
8/1/2020	$ 39,187	12%	7/31/2023	$ 0**	$ 13,295	X
8/1/2020	$ 76,522	6%	7/31/2024	$ 0**	$ 76,522	X
8/1/2020	$166,864	6%	7/31/2024	$ 166,864	$ 166,864	X
8/1/2020	$ 434,992	6%	7/31/2024	$ 434,992	$ 434,992	X
10/1/2020	$100,000	12%	9/30/2023	$ 0**	$ 70,558	X
8/1/2020	$ 141,063	6%	7/31/2024	$ 81,117	$ 141,063	X
9/1/2020	$ 50,000	12%	12/31/2024	$ 7,822	$ 14,225	X
8/1/2020	$ 50,000	6%	12/31/2024	$ 50,000	$ 50,000	X
10/1/2020	$ 71,383	12%	9/30/2023	$ 0**	$ 71,383	X
8/1/2020	$ 97,587	6%	7/31/2024	$ 0**	$ 97,587	X
11/1/2020	$167,868	17%	5/31/2024	$ 20,859	$ 60,446	X
2/20/2020	$ 75,000	12%	2/20/2023	$ 0	$ 4,909	X
7/27/2020	$150,000	12%	12/31/2024	$ 10,645	$ 33,521	X
8/1/2020	$ 50,000	12%	7/31/2023	$ 0	$ 15,743	X
10/29/2020	$300,000	12%	12/31/2024	$ 94,354	$ 112,128	X
10/1/2021	$398,653	10%	9/30/2024	$ 398,628	$ 398,628	X
10/1/2021	$103,423	10%	9/30/2024	$ 0***	$ 103,423	
11/1/2020	$285,547	10%	10/23/2024	$ 277,222	$ 287,822	X
6/19/2020	$500,000	4%	6/19/2050	$ 500,000	$ 500,000	
9/26/2013	$ 92,580	13%	9/28/2024	$ 56,665	$ 85,126	
5/26/2023	$250,000	12%	12/31/2024	$ 250,000	N/A	X
11/30/2023	$100,000	18%	12/31/2024	$ 100,000	N/A	X
9/8/2023	$150,000	20%	4/12/2024	$ 150,000	N/A	
2/24/2023	$400,000	13%	12/31/2025	$ 400,000	N/A	X
3/16/2023	$ 81,000	13%	12/31/2025	$ 81,000	N/A	X
4/13/2023	$260,000	13%	12/31/2025	$ 260,000	N/A	X
1/31/2023	$ 81,117	6%	12/31/2024	$ 81,117	N/A	X

** converted to a convertible note agreement in January 2023.
*** reclassified to accrued expenses in January 2023

Future principal repayments are as follows:

For the Years Ending December 31,	
2024	$ 1,589,921
2025	1,429,604
2026	9,909
2027	10,287

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

2028	10,679
Thereafter	461,065

Accrued interest as of December 31, 2023 and 2022 on notes payable totaled $595,495 and $632,346, respectively, exclusive of shareholder accrued interest.

Note 8 – Related Party Notes Payable

During 2023 and 2022 the Company had multiple notes payable with shareholders, see Note 7 for specific note terms.

The Company has a line of credit from its CEO, see Note 6 for specific terms.

As of December 31, 2023 and 2022 the Company had accounts payable to its CEO for direct expense reimbursements totaling $214,662 and $266,966, respectively.

Note 9 – Convertible Notes Payable

In 2022, the Company issued thirteen (13) convertible promissory notes in the aggregate amount of $1,300,000. The notes are unsecured and accrue interest between 6% to 15%. Additionally, during 2022 a promissory note payable of $132,958 and accrued interest of $17,944 was converted to a convertible note payable. In 2021, the Company issued one convertible promissory note for $100,000. The note is unsecured and accrues interest at 6% per annum. In July 2023 these convertible notes and accrued interest totaling $1,655,877 were converted into 1,478,454 shares of Series B-3 preferred convertible.

In 2023, the Company converted twelve (12) promissory notes with an aggregate amount of principal and accrued interest of $2,497,107 into 12 convertible promissory notes, in lieu of repayment. The new convertible notes' principal consists of the old promissory notes' principal and accrued interest at the time of conversion. The convertible notes are unsecured and bear interest at 6% with a maturity date of February 6, 2025. Additionally, during 2023, the Company issued ten (10) convertible promissory notes totaling $1,506,000 with the same terms as the previous notes.

As of December 31, 2023 and 2022, accrued interest on convertible notes totaled $201,844 and $69,206, respectively.

Note 10 – Stockholders' Equity

The Company's authorized, issued and outstanding shares by class is as follows:

Class	Authorized	Issued	Outstanding
Series A-1 Preferred	400,000	400,000	400,000
Series A-2 Preferred	239,200	216,000	216,000
Series A-3 Preferred	538,501	538,501	538,501
Series B Preferred	1476,374	1,476,374	1,476,374
Series B-1 Preferred	2,969,708	2,969,708	2,969,708
Series B-2 Preferred	4,000,000	3,969,819	3,969,819
Series B-3 Preferred	2,000,000	1,478,454	1,478,454
Common Stock	8,400,000	2,097,938	2,097,938

Convertible Preferred Stock
During 2010, the Company issued 400,000 shares of Series A-1 convertible preferred stock at a price of $0.625 per share.

During 2011, the Company issued 216,000 shares of Series A-2 convertible preferred stock at a price of $1.25 per share.

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

During 2012 and 2013, the Company issued 538,501 shares of Series A-3 convertible preferred stock at a price of $1.50 per share.

Between 2014 and 2018, the Company issued 3,987,799 shares of Series B convertible preferred stock at a price of $1.41 per share. During 2021 the Company repurchased and retired 2,511,424 shares leaving 1,476,374 shares outstanding.

During 2019 and 2020, the Company issued 2,969,708 shares of Series B-1 convertible preferred stock at a price of $0.65 per share.

During 2020 and 2021, the Company issued 3,969,819 shares of Series B-2 convertible preferred stock at a price of $0.56 per share.

During 2023, the Company issued 1,478,454 shares of Series B-3 convertible preferred stock at a price of $1.12 per share

Each share of Series A and B preferred stock are convertible at the option of the holder into shares of common stock as calculated by dividing the applicable original issue price by the applicable conversion price in effect at the time of conversion. Initially, the conversion rate is 1:1. That is, the Series A-1 conversion price shall initially be equal to $0.625, the Series A-2 conversion price shall initially be equal to $1.25, the Series A-3 conversion price shall initially be equal to $1.50 and the Series B conversion price shall initially be equal to $1.41.

The holders of shares of Series A preferred stock are entitled to distributions before holders of common stock, a per share amount equal to the greater of (i) the applicable original issue price for such Series A preferred stock, plus any dividends declared but unpaid, or (ii) such per share amount as would have been payable had all shares of Series A-1 preferred, Series A-2 preferred or Series A-3 preferred, as the case may be, been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

The holders of shares of Series B preferred stock are entitled to distributions before holders of common stock or Series A preferred stock, amount per share equal to the greater of (i) the original issue price for the Series B preferred stock, plus any dividends declared but unpaid, or (ii) such per share amount as would have been payable had all shares of Series B preferred stock been converted into common stock immediately prior to such liquidation, dissolution, winding up or deemed liquidation event.

Stock-Based Compensation
The Company has an Equity Incentive Plan (the "2013 Plan"), which provides for the issuance of up to 2,000,000 shares of stock for the purposes of offering incentive stock options and non-statutory stock options. Options become exercisable over various vesting periods depending on the nature of the grant, not to exceed three (3) years from the date of grant. The options expire at the earlier of ten (10) years from the date the option was granted or the optionee's termination. Forfeitures of stock options are recognized when occurred. New shares are issued upon option exercises.

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2023:

	Options	Weighted Average Exercise Price
Option outstanding, beginning of year	1,904,832	$ 0.72
Granted	0	$ 0.00
Exercised	(0)	$ 0.00
Expired/Terminated	(128,483)	$ 1.50
Options outstanding, end of year	1,776,349	$ 0.66

	Total Options	Weighted Average Exercise Price
Nonvested options		
Total non-vested options outstanding, beginning of year	386,762	$ 0.56

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Granted	0	$	0.56
Vested	(216,570)	$	0.56
Forfeited	(0)	$	0.56
Total non-vested options outstanding, end of year	109,972	$	0.56

The following is an analysis of options to purchase shares of the Company's stock issued and outstanding as of December 31, 2022:

	Options		Weighted Average Exercise Price
Option outstanding, beginning of year	1,671,832	$	0.71
Granted	233,000	$	0.80
Exercised	(0)	$	0.00
Expired/Terminated	(0)	$	0.00
Options outstanding, end of year	1,904,832	$	0.72

	Total Options		Weighted Average Exercise Price
Nonvested options			
Total non-vested options outstanding, beginning of year	653,027	$	0.56
Granted	233,000	$	0.80
Vested	(499,295)	$	0.87
Forfeited	(0)	$	0.00
Total non-vested options outstanding, end of year	386,732	$	0.56

The total calculated value of stock options granted as of December 31, 2023 and 2022 was $473,003. Stock based compensation recognized for the years ended December 31, 2023 and 2022 was $54,168 and $96,972, respectively.

Stock option compensation expense is recognized ratably over the period as the stock options vest. The aggregate fair value amount of unvested compensation was $22,088 as of December 31, 2023.

Note 11 – Concentration of Credit Risk

Cash
The Company has cash deposited with a financial institution which at times may exceed the federal insurance limits of $250,000. Cash amounts did not exceed federally insured limits at December 31, 2023 and 2022.

Major Customers
During the year ended December 31, 2023, sales to three customers accounted for approximately 57% of total sales. At December 31, 2023, these customers accounted for approximately 44% of total accounts receivable.

During the year ended December 31, 2022, sales to three customers accounted for approximately 81% of total sales. At December 31, 2022, these customers accounted for approximately 83% of total accounts receivable.

Note 12 – Income Taxes
The Company recognizes deferred tax assets and liabilities for the tax effects of differences between the financial statements and tax basis of assets and liabilities. A valuation allowance is established to reduce the deferred tax assets if it is more likely than not that a deferred tax assets will not be realized.

The components of income tax provision related to continuing operations are as follows at December 31,:

	2023	2022
Current tax expense (benefit):		

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Federal	$ -	$ -
State	2,251	2,104
	2,251	2,104
Deferred tax expense (benefit):		
Federal	-	-
State	-	-
	-	-
Total income tax benefit	$ 2,251	$ 2,104

The components of net deferred tax assets that have been presented in the Company's financial statements are as follows at December 31, 2023 and 2022:

	2023	2022
Deferred tax assets:		
Net operating loss	$ 4,502,711	$ 3,745,609
Total deferred income tax assets	4,502,711	3,745,609
Deferred income tax liabilities:		
Total deferred income tax liabilities	(0)	(0)
Less: valuation allowance	(4,502,711)	(3,745,609)
Net deferred income tax assets	$ -	$ -

The Company records a valuation allowance to reduce deferred tax assets it, based on the weight of the available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. In determining the need for a valuation allowance, an assessment of all available evidence both positive and negative was required.

Schedule of deductibility expiring on net operating losses are as follows:

December 31,	
2033	$ 846,555
2034	1,533,384
2035	2,350,339
2036	2,014,797
2037	1,514,850
Indefinite carryforward	13,181,840

In accordance with the provisions of ASC 740: Income Taxes, the Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2023 and 2022, the Company has no liabilities for uncertain tax positions. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings.

Note 13 – Commitments and Contingencies

Lease Commitments

The Company leases office space on a month-to-month basis.

Commercial Matters

From time to time, the Company may become subject to threatened and/or asserted claims arising in the ordinary course of business. Management is not aware of any matters, either individually or in the aggregate, that are reasonably likely to have a material adverse effect on the Company’s financial condition, results of operations or liquidity.

Note 14 – Subsequent Events

Mela Artisans, Inc.
Notes to Unaudited Financial Statements
December 31, 2023 and 2022
(Unaudited)

Promissory Notes
In March 2024, the Company entered into a $40,000 short term loan with a financial institution. Interest accrues at 32% per annum. The loan requires the Company to maintain certain non-financial covenants, as defined by the agreement, and the Company is in compliance with these covenants.

In March and April 2024, the Company issued 2 promissory notes totaling $110,000.

In April 2024, the Company entered into a $225,000 short term loan with a financial institution. Interest accrues at 123.8% per annum. The loan requires the Company to maintain certain non-financial covenants, as defined by the agreement, and the Company is in compliance with these covenants.

Crowdfunding Campaign
The Company is offering Simple Agreements for Future Equity (SAFEs) under Regulation CF to fund operations. The Company must receive commitments from investors totaling the minimum amount by the offering deadline listed in the Form C, as amended in order to receive any funds.

The Crowdfunded Offering is being made through DealMaker Securities, LLC (the "Intermediary) The Intermediary will be entitled to receive a 8.5% commission of the amount raised, a $14,000 one-time activation fee, and a $17,000 monthly fee.